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                                                                      EXHIBIT 8
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   Goldman, Sachs & Co. | 85 Broad Street | New York, New York 10004
   Tel: 212-902-1000

                                                         [LOGO OF GOLDMAN SACHS]

PERSONAL AND CONFIDENTIAL
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October 6, 1997

Board of Directors
All American Communications, Inc.
808 Wilshire Boulevard
Santa Monica, California 90401

Gentlemen:

You have requested that we confirm our oral opinion, delivered September 30, 1997, as to the fairness as of such date from a financial point of view to the holders of the outstanding shares of the Common Stock and Class B Common Stock, par value $.0001 per share (together, the "Shares"), of All American Communications, Inc. (the "Company") of the $25.50 per Share in cash proposed to be paid by Pearson PLC ("Buyer") or Pearson Merger Company, Inc. ("Merger Sub"), a wholly-owned subsidiary of Buyer, in the Tender Offer and the Merger (as defined below) pursuant to the Agreement and Plan of Merger, dated as of October 1, 1997, by and among Buyer, Merger Sub and the Company (the "Agreement"). The Agreement provides for a tender offer for all of the Shares (the "Tender Offer") pursuant to which Buyer or Merger Sub will pay $25.50 per Share in cash for each Share accepted. The Agreement further provides that following completion of the Tender Offer, Merger Sub will be merged with the Company (the "Merger") and each outstanding Share (other than Shares already owned by Buyer or Merger Sub) will be converted into the right to receive $25.50 in cash (or such greater amount which may be paid pursuant to the Tender Offer).

Goldman, Sachs & Co., as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes. We are familiar with the Company, having acted as lead manager in connection with the issuance of $100 million principal amount of the Company's 10.875% senior subordinated notes due October 15, 2001 (the "10.875% Notes"), and having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Agreement. Goldman, Sachs & Co. has also provided certain investment banking services to Buyer from time to time, including having acted as joint global coordinator in September 1995 in a secondary offering by Buyer of securities of British Sky Broadcasting Group plc, and Goldman, Sachs & Co. may provide investment banking services to Buyer and its subsidiaries in the

New York | London | Tokyo | Boston | Chicago | Dallas | Frankfurt | George
            Town | Hong Kong | Houston | Los Angeles | Memphis
         Miami | Milan | Montreal | Osaka | Paris | Philadelphia | San Francisco | Singapore | Sydney | Toronto | Vancouver | Zurich


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All American Communications, Inc.
October 6, 1997
Page Two

future. Goldman, Sachs & Co. provides a full range of financial advisory and securities services and, in the course of its normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company or Buyer for its own account and for the accounts of customers. As of the date hereof, Goldman, Sachs & Co. accumulated a long position of approximately $15 million principal amount of the 10.875% Notes.

In connection with our opinion, we reviewed, among other things, the Agreement; Annual Reports to Stockholders and Annual Reports on Form 10-K of the Company for the five years ended December 31, 1996; certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; certain other communications from the Company to its stockholders; and certain internal financial analyses and forecasts for the Company prepared by its management. We also held discussions with members of the senior management of the Company regarding its past and current business operations, financial condition and future prospects. In addition, we reviewed the reported price and trading activity for the Shares, compared certain financial and stock market information for the Company with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the entertainment industry specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

We relied upon the accuracy and completeness of all of the financial and other information reviewed by us and assumed such accuracy and completeness for purposes of rendering our opinion. In addition, we did not make an independent evaluation or appraisal of the assets and liabilities of the Company or any of its subsidiaries and we were not furnished with any such evaluation or appraisal. Our advisory services and the opinion confirmed herein were provided for the information and assistance of the Board of Directors of the Company in connection with its consideration of the transaction contemplated by the Agreement and such opinion does not constitute a recommendation as to how any holder of Shares should vote with respect to, or whether or not any holder of Shares should tender such Shares into the Tender Offer in connection with, such transaction.

This letter confirms our oral opinion that, based upon and subject to the foregoing and based upon such other matters as we considered relevant, as of September 30, 1997, the $25.50 per Share in cash to be received by the holders of Shares pursuant to the Tender Offer and the Merger was fair from a financial point of view to such holders.

Very truly yours,

/s/ Goldman, Sachs & Co.
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(GOLDMAN, SACHS & CO.)

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